

July 21, 2010

Ms. Robyn P. Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Exchange Plaza, Level 36
2 The Esplanade
Perth, Western Australia 6000

> **Re:** **Samson Oil & Gas Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 17, 2009**
> **Response letter dated May 25, 2010**
> **File No. 001-33578**

Dear Ms. Lamont:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2009

Property, plant and equipment – our oil and gas properties, page 20

Standardized Measure of Discounted Future Net Cash Flows, page 26

1. We have read your response to prior comment 1 and understand that you have excluded the effects of future income taxes in your calculation of the standardized measure due to the presence of substantial tax loss carry forwards. Please tell us how you determined that all costs associated with your tax loss carry forwards directly relate to your proven oil and gas reserves and how this deduction is consistent with FASB ASC subparagraph 932-235-50-31(c).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief